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[Internet Capital Group letterhead logo]

[RightWorks logo]

FOR IMMEDIATE RELEASE


Contacts:
Sherri Wolf
Investor Relations
Internet Capital Group
617-338-7171
swolf@internetcapital.com
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Michelle Strykowski
Media Relations
Internet Capital Group
415-343-3753
mstrykowski@internetcapital.com
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Melinda Wilken
Corporate Communications
RightWorks Corporation
408.579.4008
mwilken@rightworks.com
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              INTERNET CAPITAL GROUP, INC. EXTENDS EXCHANGE OFFER
                           FOR RIGHTWORKS CORPORATION

Wayne, Pa and San Jose, Ca.-- June 9, 2000 -- Internet Capital Group, Inc. (NASDAQ: ICGE) announced today that Rain Acquisition Corp., a wholly-owned subsidiary of ICG, is extending its offer to acquire all outstanding shares of Series B Preferred Stock of RightWorks Corporation until 5 p.m., New York City time, on Wednesday, June 14, 2000. The offer is being extended to enable administrative processes and allow sufficient time for the formal tender of contractually committed shares.

"We believe RightWorks has the best technology on the market today for enabling online trading communities, and our work together over the past three months only serves to confirm that belief," said Mary Coleman, managing director of operations at ICG. "ICG views infrastructure as critical to the success of B2B e-commerce and the RightWorks platform a key element in the development of open, scaleable digital marketplaces,"

"We are excited about the accelerated traction we've seen in the market since establishing our relationship with ICG and its collaborative network of B2B partner companies," said Vani Kola, CEO and founder of RightWorks. "ICG has driven several key strategic relationships and helped fill vital senior management positions in the short time we've been working together. We recognize the unique competitive advantage enjoyed by ICG partner companies, and our current shareholders look forward to continuing to benefit from that edge."
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As a consequence of the extension of the expiration date, holders of RightWorks
Series B Preferred Stock may tender or withdraw shares until 5 p.m., New York City time, Wednesday, June 14, 2000, unless the offer is further extended. The offer was previously scheduled to expire at midnight on Thursday, June 8, 2000.

Based on the latest count of tendered shares, approximately 8,320,914 shares of RightWorks Series B Preferred Stock have been tendered and not withdrawn pursuant to the tender offer. The exchange agent for the offer is ChaseMellon Shareholder Services, L.L.C., 85 Challenger Road, Mail Stop-Reorg, Ridgefield, NJ, 07660 , 1-800-777-3674.

We urge investors and security holders to read Internet Capital Group's Registration Statement on Form S-4, as amended, regarding the exchange offer, which contains important information. These documents have been filed with the United States Securities and Exchange Commission. They may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Internet Capital Group by directing your request to Investor Relations at 617.338.7171.

About RightWorks

Founded in 1996, RightWorks is the leading provider of B2B exchange software for powering digital marketplaces across the Internet. RightWorks offers an extensive range of capabilities that are being adopted by net market makers as either in-house or hosted solutions. RightWorks 5.0, the latest release of the company's flagship product, is architected to take advantage of the dynamic and distributed nature of the Internet with innovations such as an open "many-to-many" trading platform, Universal Network Content(TM), and Business Personalization(TM). RightWorks customers represent a wide range of markets and include companies such as CSC, Embion, FacilityPro.com, ShopNow.com, VerticalNet, Wells Fargo Bank and others. RightWorks is a privately held company backed by Sequoia Capital and others. Based in San Jose, Calif., RightWorks can be reached at 408.579.4000 and at www.rightworks.com.

About Internet Capital Group

Internet Capital Group (http://www.internetcapital.com) is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. It provides operational assistance, capital support, industry expertise and a strategic network of business relationships intended to maximize the long-term market potential of more than 65 business-to-business e-commerce partner companies. Headquartered in Wayne, Pa., Internet Capital Group has offices in San Francisco, Boston, Seattle and London.

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Safe Harbor Statement under Private Securities Litigation Reform Act of 1995.
The statements contained in this press release that are not historical facts are forward-looking statements that involve certain risks and uncertainties including but not limited to risks associated with the uncertainty of future performance of our partner companies, acquisitions of interests in additional partner companies, additional financing requirements, the effect of economic conditions in the B2B e-commerce market and other uncertainties detailed in ICG's filings with the Securities and Exchange Commission.